# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Yubo International Biotech Limited, CIK 0000895464
CUSIP: 988366100
Title of class of securities: Class A Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 1102, 11th Floor, Building 2, No.10, Chaoyang Park S. Rd., Chaoyang District, BEIJING, China (F4), 100026
Date of event which requires filing of this statement: 07/23/2025
Filed by CIK 0001841458
Persons authorized to receive notices and communications: Flydragon International Ltd, Wickham's Cay II, P.O. Box 2221, Road Town, Tortola, Virgin Islands British (D8), 00000, 86 136-0129-6655

## Reporting persons
- Flydragon International Ltd (CIK 0001841458): type of reporting person: other (OO); citizenship or place of organization: Virgin Islands British (D8); source of funds: working capital (WC); sole voting power 0; shared voting power 81,943,800; sole dispositive power 0; shared dispositive power 81,943,800; aggregate amount beneficially owned 81,943,800 (48.1% of the class)
  Comment: Comment for Percent of class represented by amount in Row (11): This percentage is based on an aggregate of 170,416,343 shares of Class A Common Stock, consisting of (i) 119,816,343 shares of Class A Common Stock outstanding as of May 14, 2025, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission on May 14, 2025, and (ii) 50,600,000 shares of Class A Common Stock issued in connection with the Transaction (as defined below).
- Jun Wang (CIK 0001828246): type of reporting person: individual (IN); citizenship or place of organization: China (F4); source of funds: personal funds (PF); sole voting power 81,943,800; shared voting power 0; sole dispositive power 81,943,800; shared dispositive power 0; aggregate amount beneficially owned 81,943,800 (48.1% of the class)
  Comment: Comments for "Aggregate amount beneficially owned by each reporting person": Represents 81,943,800 shares of Class A Common Stock of the Issuer directly held by Flydragon International Limited, an entity 100% owned and controlled by Jun Wang.
  Comment for "Percent of class represented by amount in Row (11)": This percentage is based on an aggregate of 170,416,343 shares of Class A Common Stock, consisting of (i) 119,816,343 shares of Class A Common Stock outstanding as of May 14, 2025, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission on May 14, 2025, and (ii) 50,600,000 shares of Class A Common Stock issued in connection with the Transaction (as defined below).

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.001 per share
Name of issuer: Yubo International Biotech Limited
Address of issuer's principal executive offices: 1102, 11th Floor, Building 2, No.10, Chaoyang Park S. Rd., Chaoyang District, BEIJING, China (F4), 100026
Comment: This Amendment No. 1 (this "Amendment No. 1") to Schedule 13D amends and supplements certain statements on Schedule 13D originally filed with the U.S. Securities and Exchange Commission (the "SEC") on January 21, 2021 (the "Schedule 13D"), by (i) Flydragon International Limited, a company organized under the laws of British Virgin Islands ("FlyDragon"), and (ii) Mr. Jun Wang, an individual (together with Flydragon, the "Reporting Persons"), as specifically set forth herein. Except as otherwise specified in this Amendment No. 1, all other items of the Schedule 13D remain unchanged in all material respects. Capitalized terms used but not otherwise defined herein have the respective meanings ascribed to them in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby supplemented by the addition of the following information:

Securities Purchase Agreement

On July 23, 2025, the Issuer entered into a Securities Purchase Agreement, by and among the Issuer, on the one hand, and FlyDragon and Chinaone Technology Limited, a British Virgin Islands limited liability company ("Chinaone"), on the other hand, for a sale of an aggregate of 50,600,000 shares of Class A Common Stock (the "Transaction"). At the closing of the Transaction, the Issuer issued 42,000,000 shares and 8,600,000 shares of Class A Common Stock to FlyDragon and Chinaone, respectively. The purchase price is $0.05 per share, and the consideration was paid in the form of cancellation of certain of the Issuer's indebtedness that was due and payable to Jun Wang and Yang Wang. The Transaction resulted in an increase of over 1% in the aggregate percentage ownership reported by the Reporting Persons in the Schedule 13D.

The shares were offered and sold without registration under the Securities Act of 1933, as amended (the "Securities Act"), in reliance on the exemptions provided by Section 4(a)(2) of the Securities Act as a transaction not involving a public offering and Rule 506 of Regulation D promulgated under the Securities Act as sales to accredited investors and in reliance on similar exemptions under applicable state laws.

The foregoing summary of the Securities Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the Securities Purchase Agreement, a copy of which is attached hereto as Exhibit 99.1 and incorporated by reference herein.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby supplemented by the addition of the following information:

Securities Purchase Agreement

The subsection entitled "Securities Purchase Agreement" under Item 3 above is hereby incorporated by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See rows (11) and (13) of the cover pages to this Amendment No. 1 for the aggregate number of shares of Class A Common Stock and percentage of shares of Class A Common Stock beneficially owned by each of the Reporting Persons.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) of the cover pages to this Amendment No. 1 for the number of shares of Class A Common Stock as to which each of the Reporting Persons has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days: Except as set forth herein, the Reporting Persons have not effected any transactions during the past sixty (60) days in any shares of Class A Common Stock.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Securities Purchase Agreement, dated as of July 23, 2025, by and among the Issuer, FlyDragon and Chinaone (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed with the SEC on July 25, 2025)

## Signatures
- Flydragon International Ltd: /s/ Jun Wang, Sole Director (07/25/2025)
- Jun Wang: /s/ Jun Wang, Jun Wang (07/25/2025)